

Mail Stop 4720

December 18, 2015

Ms. Mary Kay Fenton
Chief Financial Officer
Achillion Pharmaceuticals, Inc.
300 George Street
New Haven, CT 06511

      Re: **Achillion Pharmaceuticals, Inc.**
              Form 10-K for the Year Ended December 31, 2014
              Filed March 5, 2015
              Form 10-Q for the Quarterly Period Ended September 30, 2015
              Filed November 5, 2015
              File No. 001-33095

Dear Ms. Fenton:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2015
Notes to Financial Statements
6. Collaboration Arrangement, page 8

1. You disclose that under the terms of the Janssen Agreement, the Company is eligible to receive up to an aggregate of $905 million in milestone-based payments if licensed products achieve specified development, regulatory and sales milestones. Please provide us a schedule of each individual milestone showing amount, description and triggering event so we can evaluate your disclosure with respect to the requirements of ASC 605-28-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jacob Luxenburg, Staff Accountant, at (202) 551-2339 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance